UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

KBS Real Estate Investment Trust II, Inc.

(Name of Subject Company)

KBS Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

48243C 109

(CUSIP Number of Class of Securities)

Charles J. Schreiber, Jr.

Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Carrie J. Hartley, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”) to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a purchase price of $3.60, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2015 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on November 12, 2015, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Real Estate Investment Trust II, Inc. and the address and telephone number of its principal executive offices are 800 Newport Center Drive, Suite 700, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the common stock of the Company, $0.01 par value per share. As of the close of business on November 23, 2015, there were 189,919,919 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offerors to purchase up to 10,000,000 Shares, at a price of $3.60, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2015 attached as Exhibit (a)(1) to the Schedule TO.

Unless the Tender Offer is extended, it will expire at 11:59 p.m., Pacific Time, on Thursday, December 31, 2015.

According to the Offerors’ Schedule TO, the Offerors’ business address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005 and their telephone number is (425) 376-0693.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 9, 2015 (the “2014 Form 10-K”) and (ii) the sections entitled “Certain Information About Management – Director Independence,” “ – The Conflicts Committee,” “ – Report of the Conflicts Committee,” and “Stock Ownership” in the Company’s Definitive Proxy Statement Pursuant on Schedule 14A, filed with the SEC on April 21, 2015 (the “2015 Proxy Statement”), all of which information is incorporated herein by reference. The 2014 Form 10-K and the 2015 Proxy Statement were previously made available to all of the Company’s Stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation.

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer, as further described below. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders.

(b)	Background.

On November 10, 2015, the Company received a letter from Mark Swenson, Manager of CMG Partners, LLC, notifying the Company of the Offerors’ intention to commence a tender offer to purchase up to 10,000,000 Shares of Common Stock at a purchase price equal to $3.60, in cash (without interest), per Share on November 12, 2015. With this letter, Mr. Swenson provided draft copies of the materials related to the intended Tender Offer.

On November 12, 2015, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Tender Offer.

On November 24, 2015, the Board of Directors held a meeting with members of the Company’s management and management (i) reviewed the Board’s duties in connection with the Tender Offer based on advice from the Company’s outside legal advisors, (ii) reviewed with the Board of Directors certain financial matters related to the Tender Offer, and (iii) discussed the terms of the Tender Offer. On November 24, 2015, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with the Company’s management and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•

The Board of Directors believes that the Offer Price is significantly less than the current value of the Shares. The Company is currently in the process of receiving final appraisals of its real estate properties from CBRE, Inc. (“CBRE”), an independent third-party valuation firm, to update its estimated value per share in December 2015. Based upon preliminary appraisals received on the Company’s real estate portfolio and the GAAP fair values of the Company’s other assets and liabilities as of September 30, 2015, KBS Capital Advisors LLC (the “Advisor”), the Company’s external advisor, has informed the Board of Directors that the Advisor anticipates that it will recommend an updated estimated value per share of the Company’s Shares between $5.40 and $5.80 per share. This is less than the December 4, 2014 estimated value per share of $5.86 (the “December 2014 Estimated Value Per Share”), but the December 2015 estimated value per share is expected to be significantly higher than the Offer Price of $3.60 per Share. The Company expects to announce an updated estimated value per share no later than December 11, 2015 and will disclose the updated estimated value per share in a Current Report on Form 8-K that it will file with the SEC, which will be available on the SEC’s website at www.sec.gov. Concurrently with its announcement of the updated estimated value per share, the Company will file an amended Schedule 14D-9 with the SEC, which will be available on the SEC’s website at www.sec.gov, and the Company will post the amended Schedule 14D-9 on its website at www.kbsreitii.com.

The December 2015 estimated value per share will be based on valuation methodologies and assumptions similar to those used to determine the December 2014 Estimated Value Per Share. The December 2014 Estimated Value Per Share was based upon the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2014. The December 2014 Estimated Value Per Share was based upon the recommendation and valuation prepared by the Advisor. The Advisor’s valuation of the 19 real estate properties then owned by the Company was based on (i) appraisals of 13 of the Company’s real estate properties performed by CBRE and (ii) the contractual sales prices less actual or estimated disposition costs and fees and capital expenditures required between September 30, 2014 and the actual or estimated closing date of the six properties that were either sold subsequent to September 30, 2014 or under contract to sell as of December 4, 2014. The Advisor also performed valuations with respect to the Company’s then-current real estate-related investments, cash, other assets, mortgage debt and other liabilities. For important information regarding the methodologies, assumptions and limitations of the December 2014 Estimated Value Per Share, please see the Company’s Current Report on Form 8-K, filed with the SEC on December 4, 2014 (the “Valuation 8-K”), which information is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s website at www.sec.gov. The Board of Directors notes the December 2014 Estimated Value Per Share is subject to the methodologies, assumptions and limitations described in the Valuation 8-K and the December 2015 estimated value per share will be subject to similar methodologies, assumptions and limitations.

In their letter to the Company’s Stockholders, the Offerors state that the December 2014 Estimated Value Per Share was “based on a hypothetical liquidation of its portfolio.” This statement is inaccurate. In fact, in the Valuation 8-K, the Company states that the “estimated value per share … does [not] represent a liquidation value of the Company’s assets and liabilities ….” The Company further states that “with respect to the estimated value per share, [it] can give no assurance that: … a stockholder would ultimately realize distributions per share equal to the Company’s estimated value per share upon liquidation of the Company’s assets and settlement of its liabilities or a sale of the Company….”

•	The Offerors state in the Offer to Purchase, based on their review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, there were reported sales of Shares on the secondary markets at $4.92-$5.37 per Share during the fall of 2015 and sales of Shares on the secondary markets at $5.31 per Share in June/July 2015, respectively. The Direct Investments Spectrum report of $5.31 per Share in June/July 2015 represents the weighted-average price based on the number of Shares sold and the aggregate price paid for the Shares. The Purchasers acknowledge that they do not know whether these Share prices are accurate or complete. In addition, the Company cannot verify whether the above-referenced information is accurate or complete and the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•

Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current value of the Shares. In that regard, the Board of Directors noted that, in the Offerors’ own words: “The [Offerors] are making the [Tender]

Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $3.60 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to [Stock]holders consistent with the [Offerors’] objectives.” In addition, in their letter to the Company’s Stockholders, the Offerors note that “… [W]e believe that the [C]ompany’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential long-term value if a liquidation of the [C]ompany’s assets, or a listing of its shares were to occur.” The Board of Directors notes that certain of the Offerors and/or their affiliates made an offer to purchase up to 10,000,000 Shares of the Company at $4.00 per Share in a tender offer that expired December 30, 2014 and that only 29 Stockholders tendered an aggregate of 370,000 Shares in that offering.

•	The Offerors applied a 39% “liquidity discount” to the Company’s December 2014 Estimated Value Per Share to determine the Offer Price as described in the Offer to Purchase. However, the Offerors do not provide any analysis as to how they arrived at such discount other than that “a 39% discount … would meet the [Offerors’] return targets based on the estimated time frame to potentially reach the [Offerors’] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell.” In other words, the Offerors applied a 39% liquidity discount to the December 2014 Estimated Value Per Share because it was the largest liquidity discount that the Offerors believed that they could use to come to an offer price that was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offerors. The Board of Directors believes that the Offer Price will represent a significant “liquidity discount” to the Company’s December 2015 estimated value per share, which it expects to announce no later than December 11, 2015.

•	The Offerors acknowledge that they “… have not made an independent appraisal of the Shares or the [Company’s] properties and are not qualified to appraise real estate.” The Offerors further state “No independent person has been retained [by the Offerors] to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offerors] or any affiliate of the [Offerors] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offerors’ valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offerors imply, or with the same terms and conditions, including without limitation, the Offer Price.

•	The Offerors note in the Offer to Purchase that the Company states in the 2014 Form 10-K that “No public market currently exists for [the Company’s] shares of common stock, and [the Company] currently [has] no plans to list [its] shares on a national securities exchange.” The Offerors also state that “a liquidation event for shareholders is uncertain” and the Company is “not required to provide a definitive liquidation event by a specific date.”

The Company has provided significant liquidity to its Stockholders. On September 23, 2014, the Company paid a special distribution to Stockholders of record as of the close of business on September 15, 2014, in the amount of $4.50 per Share of Common Stock (the “Special Distribution”). The Special Distribution was funded from the proceeds from the dispositions of real estate properties between May 2014 and August 2014, as well as cash on hand resulting primarily from the repayment or sale of real estate loans during 2013 and 2014. This Special Distribution demonstrates the Company’s success in selling assets. From October 2013 through November 24, 2015, the Company: (i) sold 16 real estate properties at an aggregate net sales price (based on the contractual sales price less concessions) of approximately $1.7 billion; and (ii) sold or received the repayment of six real estate related loans, for gross proceeds (based on the gross sales price or total principal repaid plus any prepayment premium) of approximately $377.5 million. Since August 2008, the Company has consistently made monthly distribution payments to Stockholders. The

Company paid distributions of $0.65 per Share, on an annualized basis, for record dates from August 16, 2008 through August 31, 2014, the last of which was paid in September 2014. After adjustments for asset sales from May 2014 through November 2015, the Company paid aggregate distributions of $0.38 per Share from October 2014 through November 2015. Future asset sales would further reduce the Company’s cash flow from operations, and require the Company to further adjust its distribution policy with respect to the amount of monthly distribution payments to take into account its then-current real estate investment portfolio.

The Board of Directors notes that, as stated in the 2014 Form 10-K, “Economic and market conditions may influence [the Company] to hold [its] investments for different periods of time.” The Board of Directors notes that the timing of when to consider the process of listing or liquidation has always been subject to then-prevailing market conditions and other factors. The Company may continue to make strategic asset sales as opportunities become available in the market and, from time to time, may declare special distributions to its Stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. Any future special distributions the Company makes from the proceeds of future dispositions will reduce the Company’s estimated value per share. There can be no assurance of the timing of a liquidity event for Stockholders or the payment of additional distributions.

The Offerors state in their letter to the Company’s Stockholders that the “earliest investors who participated in [the Company’s] primary stock offering have received a total of $9.10 per share through September 21, 2015, and $7.36 per share for shareholders who were the last to invest in the offering. As such, those shareholders who now accept our offer have the opportunity to cash out of their investment in [the Company] with aggregate distributions and proceeds in excess of their initial investment” (emphasis in original). According to the Company’s books and records, through September 21, 2015, the Company’s initial Stockholders that elected to receive cash distributions had received aggregate distributions totaling $8.83 per Share and the Company’s last Stockholders that elected to receive cash distributions had received aggregate distributions totaling $7.14 per Share. As discussed above, the Board of Directors believes that the Offer Price will represent a significant “liquidity discount” to the Company’s December 2015 estimated value per Share, which it expects to announce no later than December 11, 2015, and the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current value of the Shares.

The Offerors note in the Offer to Purchase that the Company’s distributions funded with cash flow from operations and cash on hand decreased from $0.322 per Share over the first six months of 2014 to $0.145 per Share over the first six months of 2015. As noted above, from October 2013 through November 24, 2015, the Company: (i) sold 16 real estate properties at an aggregate net sales price (based on the contractual sales price less concessions) of approximately $1.7 billion; and (ii) sold or received the repayment of six real estate related loans, for gross proceeds (based on the gross sales price or total principal repaid plus any prepayment premium) of approximately $377.5 million. The Company paid the Special Distribution on September 23, 2014 with (a) the proceeds from the dispositions of real estate properties between May 2014 and August 2014; and (b) cash on hand resulting primarily from the repayment or sale of five real estate loans receivable during 2013 and 2014. As a result of the Company’s disposition activity, the Company’s cash flow from operations has decreased, and the Company has adjusted its distribution policy with respect to the amount of monthly distribution payments to take into account its current real estate investment portfolio. Future asset sales would further reduce the Company’s cash flow from operations, and require the Company to further adjust its distribution policy with respect to the amount of monthly distribution payments to take into account its then-current real estate investment portfolio. However, as noted above, since August 2008, the Company has consistently made monthly distribution payments to Stockholders and any Stockholder tendering his or her Shares to the Offerors pursuant to the Tender Offer would forfeit his or her right to receive any distributions paid or declared after December 31, 2015 or any other date to which the Tender Offer may be extended pursuant to its terms.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders. Further, the Board of Directors also acknowledges that the Company’s share redemption program (the “SRP”) only provides Stockholders with liquidity in certain limited circumstances. Stockholders may sell their Shares to the Company in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP and, together with redemptions sought in connection with a Stockholder’s death, “Special Redemptions”). Such Special Redemptions are also subject to an annual dollar amount determined by the Board of Directors, which may be reviewed during the year and increased or decreased upon ten business days’ notice to the Stockholders. Commencing with the January 2015 redemption date, the dollar amount limitation for Special Redemptions for calendar year 2015 was $10.0 million in the aggregate, as may be reviewed and adjusted from time to time by the Board of Directors. Special Redemptions will be made at a price per Share equal to the most recent estimated value per share of the Company’s common stock as of the applicable redemption date. The Board of Directors notes that the Company currently does not expect to make ordinary redemptions in the future. Stockholders should consider the limited circumstances in which the SRP may provide liquidity and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(d)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On September 30, 2015, pursuant to the SRP, the Company redeemed eligible Shares that qualified as Special Redemptions of approximately 64,128 Shares at $5.86 per Share, for an aggregate price of approximately $0.4 million. On October 30, 2015, pursuant to the SRP, the Company redeemed eligible Shares that qualified as Special Redemptions of approximately 79,373 Shares at $5.86 per Share, for an aggregate price of approximately $0.5 million. For more information on the SRP, see Item 4 above.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Unrelated to the Tender Offer and as noted above, from time to time the Company expects to continue to make strategic asset sales as opportunities become available in the market and, from time to time, may declare special distributions to its Stockholders that would be funded with the net proceeds from those asset sales or from cash flow from other sources. From October 2013 through November 24, 2015, the Company: (i) sold 16 real estate properties at an aggregate net sales price (based on the contractual sales price less concessions) of approximately $1.7 billion; and (ii) sold or received the repayment of six real estate related loans, for gross proceeds (based on the gross sales price or total principal repaid plus any prepayment premium) of approximately $377.5 million. As a result of the Company’s disposition activity (and the resulting Special Distribution discussed above under Item 4(c)), the Company’s cash flow from operations has decreased, and the Company has adjusted its distribution policy with respect to the amount of monthly distribution payments to take into account the Company’s current real estate investment portfolio. Any future special distributions the Company makes from the proceeds of future dispositions will reduce the Company’s estimated value per share. Moreover, future asset sales would further reduce the Company’s cash flow from operations, and require the Company to further adjust its distribution policy with respect to the amount of monthly distribution payments to take into account its then-current real estate investment portfolio. There can be no assurance of the timing of a liquidity event for Stockholders or the payment of additional distributions.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the borrower under the Company’s real estate loan investment continuing to make required payments under the loan documents; the ability of the borrower to maintain occupancy levels and lease rates at the property securing the Company’s real estate loan investment; the Company’s ability to successfully dispose of some of its assets; the source and amounts of cash the Company has available for distributions; the Company’s final December 2015 estimated value per share; and other risks identified in Part I, Item 1A, “Risk Factors” in the 2014 Form 10-K (which section is incorporated herein by reference).

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ Jeffrey K. Waldvogel
Name:	Jeffrey K. Waldvogel
Title:	Chief Financial Officer

Dated: November 25, 2015

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated November 25, 2015*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 9, 2015**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2015**

(g)	Not applicable

*	Included in copy mailed to Stockholders.
**	The sections of the 2014 Form 10-K and 2015 Proxy Statement specified in Items 3 and 4 hereto are incorporated herein by reference.